August 21, 2015

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Hillary Daniels

     Re: **eWellness Healthcare Corporation**
        Amendment No. 2 Registration Statement on Form S-1
        Filed August 6, 2015
        File No. 333-204465

Dear Ms. Daniels:

On behalf of eWellness Healthcare Corporation (the "**Company**"), we hereby respond to the letter dated August 14, 2015 that we received from your office in respect of the Company's Amendment No. 2 to its Registration Statement on Form S-1 filed with the Commission on August 6, 2015 under the Securities Act of 1933 (the "**Securities Act**"). For your convenience, we have transcribed the comments below in bold type, and followed each such comment with the Company's response in plain type.

Disclosure changes made in response to Ms. Daniels' comments will be made in Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 ("**Amendment No. 3**"), to be filed substantially contemporaneously with the submission of this letter. Please note that for the convenience of the reader, the words "we", "us", "our" and similar terms used in the responses below refer to the Company.

    General

1. We note the response to comment 1 and we reissue the comment. While we note the revision to the fee table footnote on the registration statement cover page, we are unable to locate similar revision to the prospectus cover page, which still continues to reflect only selling at market prices. Please revise the prospectus cover page to clearly state that selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices.

  In response to your comment, we revised the prospectus cover page to clearly state that selling shareholders will sell at the fixed price until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices.

2. We note the shares held by Mr. Schoemann, the Schoemann trust and Kristina Schoemann. Please clarify any relationship between these parties. In addition, it is unclear why these persons are not included in the beneficial ownership table.

  The relationship between the parties mentioned in Comment 2 is that of father and children; Kristina Schoemann ("Kristina") is Mr. Schoemann's daughter and the Rodney Ryan Schoemann Jr. Inter Vivos Trust of 1998 (the "Trust") is a trust for the benefit of Mr. Schoemann's son. Based on the analysis provided below, we respectfully do not believe that these 3 persons constitute a "group," within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934, as amended and do not believe we need to aggregate each of these 3 persons' holdings. As further explained below, we also respectfully do not believe that any of these persons belong in the beneficial ownership table.

Kristina is a ***FISMA & OMB Memorandum M-07-16*** Texas resident, who is married with two children. Kristina's married name is Kristina Schoemann Lenderman, but she sometimes uses her maiden name because of the prenuptial agreement she has with her husband.

Rodney Ryan Schoemann Jr. ("Junior") is ***FISMA & OMB Memorandum M-07-16*** Mr. Schoemann and his wife set up the Trust, for their son's benefit, in 1998 and Mr. Schoemann's mother, Florence M. Schoemann is the trustee; neither Mr. Schoemann nor his wife have any administrative or other powers over the Trust. Florence M. Schoemann lives in ***FISMA & OMB Memorandum M-07-16** ***FISMA & OMB Memorandum M-07-16*** from Mr. and Mrs. Schoemann.

Mr. Schoemann does not maintain any voting or investment power over the shares held by either Kristina or the Trust. Additionally, neither Kristina nor Junior is a minor and therefore, Mr. Schoemann shall not be deemed to beneficially own the shares or securities owned by either Kristina or the Trust. We also want to point out that we are not aware of any agreement among or between Kristina, the Trust and/or Mr. Schoemann to act together with respect to the Company or its securities; to the best of our knowledge, they have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the Company's securities. Each of Kristina, the Trust and Mr. Schoemann has their own interest in the Company and its securities and cannot direct the investment or voting decisions of any other person. Following the logic set forth in the Answer to Question 105.06 of the SEC's Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation dated January 3, 2014, it seems that without that type of verbal or written agreement, the familial relationship between these three persons alone does not create a "group" or require the ownership of each such person to be aggregated together.

Part of Kristina and the Trust's shares include shares of common stock underlying warrants (the "Warrant Shares") received in the Company's private financing (the "PP Warrants"); part of Mr. Schoemann's shares include shares of common stock underlying warrants he received pursuant to a Consulting Agreement we maintain with him (the "Rodney Warrants," together with the PP Warrants, the "Warrants"). The Warrants contain a 4.99% ownership cap (the "Ownership Cap"), which means that the holder cannot exercise the warrants if such exercise, after taking into account the common stock then owned by such holder and its affiliates (if any), would result in the holder beneficially owning more than 4.99% of the Company's outstanding common stock. Furthermore, pursuant to the terms of the Warrant, the Warrants cannot be exercised for cash until the effective date of the Registration Statement and cannot be exercised on a cashless basis until at least 180 days following such date, if the registration statement is not effective at that time. Even if the Registration Statement is declared effective following Amendment No. 3, neither Kristina, the Trust nor Mr. Schoemann can exercise any of their respective Warrants unless such person sells or otherwise disposes of a sufficient number of his/her respective other shares so that such exercise would not violate such person's respective Ownership Cap.

As of August 21, 2015, the Company has 17,131,000 shares outstanding. Below is a table detailing the ownership of Kristina, the Trust and Mr. Schoemann, based upon the calculation of beneficial ownership set forth in Section 13d-3(d)(1)(i) - assuming the Warrant Shares are deemed to be so beneficially owned at this time[1], and considering the Ownership Cap, as of the date of this letter.

	Mr. Schoemann	Kristina	The Trust
Total Holdings	1,250,000	908,458	818,098
Notes	-	354,229	309,049
Warrants	700,000	354,229	309,049
Consulting Shares	400,000	200,000	200,000
Other Shares	150,000	-	-
Number of Shares Without Warrants (Percentage of Denominator)	550,000(3.08)%	554,229(3.17)%	509,049(2.9)%
Shares deemed outstanding as per Section 13d-3 (d)(1)(i) (the "Denominator")	17,831,000	17,485,229	17,440,049
4.99% of the Denominator	889,767	872,513	870,258
Number of Warrants that can be exercised to comply with the Ownership Cap	339,767	318,284	361,209

Since the holdings of each person without the Warrants is less than 4.99% of the number of shares deemed outstanding for each person, each of Kristina, the Trust and Mr. Schoemann can exercise some of his/her/its Warrants; however, until they dispose of additional shares, they will not be able to exercise additional Warrants. It is each person's respective warrants that push each of Kristina, the Trust and Mr. Schoemann over the 4.99% Ownership Cap. Therefore, Kristina, the Trust nor Mr. Schoemann can be deemed to beneficially own more than 4.99% of the Company's common stock and as a result, are not required to be included in the beneficial ownership table.

Based on the above, the familial relationship between Mr. Schoemann, Kristina and the Trust's beneficiary do not create a "group" within the meaning of Rule 13d-3 and none of them belong in the beneficial ownership table because none of their ownerships exceed 5% of the Company's common stock outstanding.

3. We reissue comment 2. The transaction continues to appear to be an indirect primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise or provide a detailed analysis as to why you do not believe this transaction is an indirect primary offering.

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[1] We are taking the conservative approach to include the Warrant Shares since it is theoretically possible that the Registration Statement be declared effective within the next 60 days; without the Warrant Shares, the beneficial ownership of the subject persons is below the 5% threshold.

In response to your comment, we respectfully direct your attention to the information set forth in response to Comment 2 above and reiterate our response to comment 2 provided in our last response letter, dated August 6, 2015.

In further response to Comment 3, we removed the shares of common stock underlying warrants issued pursuant to the Consulting and Service Agreement from the registration statement and also reduced the amount of shares underlying the warrants issued to Kristina, the Trust and Mr. Schoemann.

The majority of selling stockholders for whom we are registering shares are those who participated in the Company's private placement; as described in our last response letter, the overwhelming majority of selling stockholders had no prior relationship with the company. Furthermore, we are only seeking to register approximately 7.6% of the Company's current outstanding stock; the total number of shares being registered for Mr. Schoemann, Kristina and the Trust only equal 4.1% of the Company's current outstanding stock. In any event, the amount of shares the Company seeks to register is small, but will open the door for the Company to carry out many of its plans: with an effective registration statement, the Company can proceed with its listing plans, which in turn, will increase its shareholders' value and potential for additional financing that it needs to complete its goals.

We believe in light of the information set forth above and provided in response to comment 2 from our last response letter, there is sufficient evidence to demonstrate that this is not a primary offering. Mr. Schoemann is a consultant to the Company who provides important insight into the Company's services and through his experience, offers advice regarding corporate structure and strategy; additionally, he has provided some short term capital to the Company to keep them afloat. However, Mr. Schoemann's involvement in the private financing was solely as an investor. Neither Mr. Schoemann nor any of the other selling stockholders served or acted as underwriters or another conduit for the Company.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company's registration statement, please do not hesitate to contact me at any time at (917) 512-0828, or at my email address, ltabuman@htflawyers.com.

Very truly yours,

HUNTER TAUBMAN FISCHER, LLC

/s/ Louis Taubman

Louis Taubman

Cc: Pamela Howell, SEC
Darwin Fogt, CEO eWellness Healthcare Corporation